November 9, 2006

Dear Reinhold Stockholder:

We are pleased to inform you that on November 2, 2006, Reinhold Industries, Inc. (‘‘Reinhold’’) entered into an Agreement and Plan of Merger (the ‘‘Merger Agreement’’) with Reinhold Holdings, Inc. (‘‘Parent’’) and Reinhold Acquisition Corp. (‘‘Purchaser’’), a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the ‘‘Offer’’) to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, of Reinhold (the ‘‘Common Stock’’) at a price of $12.50 per share, net to the seller thereof in cash, without interest thereon and less any required withholding taxes.

The board of directors of Reinhold has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of Reinhold’s stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the board of directors of Reinhold unanimously recommends that holders of Common Stock accept the offer, tender their shares of Common Stock to Purchaser pursuant to the offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

In arriving at its recommendation, the board of directors of Reinhold gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, including, among other things, the opinion of TM Capital Corp., Reinhold’s financial adviser, that the consideration to be offered to the stockholders in the Offer is fair to the stockholders from a financial point of view. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares of Common Stock to Purchaser in the tender offer. These documents set forth the terms and conditions of Purchaser’s tender offer, provide detailed information about the transactions and include instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully in making your decision with respect to tendering your shares pursuant to the Offer.

Following the consummation of the tender offer, Purchaser will merge with and into Reinhold on the terms and subject to the conditions set forth in the Merger Agreement, and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the tender offer (other than shares held by stockholders, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive cash in an amount equal to $12.50 per share.

Very truly yours,

Ralph R. Whitney, Jr.

Chairman of the Board